4Q05 Earnings Release                                                                                  February 21, 2006

Sales and Operating Profit
rose 14.0% and 23.5%, respectively

Financial Highlights:
(Figures in millions of pesos as of December 31, 2005; variations are with respect to the same period of 2004 except where noted. Figures may vary due to rounding. bp means basis points).

  Sales for the quarter reached $6,344.96 millions
  Gross profit increased 9.22%
  Gross margin for the quarter was 11.98%
  Quarterly operating expenses decreased 1.68%
  Quarterly operating expenses as a percentage of sales decreased by 98 bp
  Operating income grew by 23.54% during the quarter
  Operating margin for the quarter rose 46 bp to 5.86%
  Tax provisions increased 50.76% during the quarter
  Net income for the quarter reached $309.62 millions
  There were no cost-bearing liabilities at the end of the quarter
  Cash at the end of the quarter was $714.53 millions

Mexico City, February 21, 2006. Grupo Casa Saba (“Saba”, “GCS,” “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the fourth quarter of 2005.

QUARTERLY RESULTS

TOTAL SALES

During the fourth quarter of 2005, Grupo Casa Saba registered a 13.96% increase in sales, resulting from growth in three of the four business divisions of the Group.

Sales were generally driven by favorable seasonal commercial negotiations which improved our market offer. Likewise, product lines that had been removed during past quarters due to low levels of profitability were re-incorporated in our product catalogs.

Government Pharma was the division that registered the highest sales increase, 62.61%, demonstrating the efforts made to increase our operations with government institutions, including PEMEX.

We have sustained and will keep on maintaining our strategy of profitable growth, so we will continue focusing on improving our presence and market share levels in all of the Group’s divisions.

SALES BY DIVISION:

PRIVATE PHARMA

During the fourth quarter of 2005, Private Pharma registered a 13.80% increase in sales, resulting from favorable year-end commercial negotiations as well as from a solid and sustained growth in the private pharma market.

Likewise, we re-incorporated some product lines that were absent during the 4Q04.

Private Pharma accounted for 83.61% of GCS’s total sales during the fourth quarter of 2005, a 12 bp decrease with respect to the fourth quarter of 2004. This reduction in its share to total sales is due to the strong growth registered by the Government Pharma and Publications divisions.

GOVERNMENT PHARMA

Our strategy and commitment to sustain a more significant presence in government institutions, including PEMEX and state health institutions, set up some quarters ago, allowed 4Q05 government pharma sales to rise by 62.61%.

It is worth noting that a significant portion of this division’s sales are subject to public bidding processes, in which we will focus our efforts to maintain and/or increase our participation. However, there are risks associated to these processes.

As a result of this growth, the share of Government Pharma to total sales went from 3.27% in the fourth quarter of 2004, to 4.66% in 4Q05.

 HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

As a result of lower sales of products oriented to health and beauty, this division registered a 3.38% sales decrease versus 4Q04 sales. This decline results from some clients decisions of stop buying this kind of products through GCS. It is worth mentioning, however, that in our general merchandise line, food products registered a 14.16% sales growth compared to the 4Q04. This growth results from solid commercial efforts in both the new and the previous products that we manage.

As a result, this division decreased its contribution to the Group’s total sales, from 10.02% in 4Q04 to 8.50% in 4Q05.

PUBLICATIONS

In Citem, our publications division, its solid editorial base as well as the inclusion of new titles resulted in a quarterly sales increase of 23.37%. This growth also reflects Citem’s penetration in new markets, such as Blockbuster and Farmacias del Ahorro.

The publications division increased its contribution to the Group’s total sales, from 2.98% in 4Q04 to 3.23% in 4Q05.

                                                   Division                                     % of Sales
                                               Private Pharma                                 83.61%
                                           Government Pharma                             4.66%
                              Health, Beauty, Consumer Goods,
                              General Merchandise and Other                      8.50%
                                                Publications                                      3.23%

                                                    TOTAL                                         100.00%

GROSS PROFIT

The Group’s 4Q05 gross profit amounted $760.07 million, 9.22% higher than in the fourth quarter of 2004.

With respect to the 4Q04, gross margin decreased 52 bp to 11.98%. This reduction was mainly due to a high 4Q04 gross margin which resulted from favorable commercial negotiations.

OPERATING EXPENSES

Operating expenses decreased by 1.68% with respect to the fourth quarter of 2004. This decrease allowed the expense to sales ratio for an important reduction of 98 bp with respect to 4Q04. The expenses to sales ratio in 4Q05 reached 6.12%.

The decrease in operating expenses reflects the positive performance of our diverse efficiency and cost-savings programs, such as routes reengineering, vehicle controls, optimization of distribution centers, etc.

OPERATING INCOME

As a result of the increase in sales and the lower operating expenses, which offset the reduction in gross margin, GCS’s 4Q05 operating income reached $371.54 million, increasing 23.54% as compared to the 4Q04.

OPERATING PROFIT PLUS DEPRECIATION AND AMORTIZATION

4Q05 Depreciation and Amortization diminished by 9.48% when compared to the 4Q04. This decrease resulted from a reduction in the Group’s transportation vehicles, including those which were close to 4 years old.

As a result of the above mentioned, 4Q05 operating profit plus depreciation and amortization increased by 20.39% with respect to the 4Q04.

COST-BEARING LIABILITIES AND CASH

During the 4Q05, GCS’s balance sheet was free of cost-bearing liabilities.

With respect to cash and temporary investments, the cash flow generated from operations allowed this item to reach $714.53 million in the 4Q05. This number represents a 43.75% increase from the 4Q04 number.

COMPREHENSIVE COST OF FINANCING

GCS’s Comprehensive Cost of Financing adjusted from a $5.05 million gain in the 4Q04 to a $4.16 million loss in the 4Q05. This was mainly motivated by a $8.79 million loss in monetary position in the 4Q05 versus a $4.45 million gain in the 4Q04. Interest expense, which mainly includes banking fees, registered a 15.32% increase compared to 4Q04, contributing also to this result. Interest income partially offset the negative effects previously mentioned, increasing by 95.19% compared to 4Q04.

OTHER EXPENSES/INCOME

The other expenses/income item, which includes expenses and income from operations different from our business lines, registered an income of $18.17 million, which represents a 4.72% decrease compared to the 4Q04.

TAX PROVISIONS

Tax provisions for the quarter increased by 50.76% compared to the 4Q04. This increase is mainly explained by a larger provision for deferred income taxes. 4Q05 tax provisions reached $75.93 million.

NET INCOME

Net income for the 4Q05 increased by 12.79% versus the 4Q04, as a result of a higher operating income, a higher integral cost of financing, and the increase in tax provisions. GCS’s 4Q05 net income reached $309.62 million.

WORKING CAPITAL

Accounts receivable days for 4Q05 decreased slightly compared to the 4Q04, by 1.0 day. Following our strategy of operating efficiently and profitably, 4Q05 inventory days decreased by 11.9 days with respect to the 4Q04. Accounts payable reflected a 5.8 days reduction in the quarter versus the 4Q04. This reduction resulted from commercial negotiations which were aimed at improving conditions other than payment terms.

The 265.4 million shares issues by Grupo Casa Saba are listed on the Mexican Stock Exchange and, in the form of ADRs, on the New York Stock Exchange, both under the ticker symbol “SAB.” One ADR is equivalent to 10 common shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain themes discussed in this document constitute forward-looking statements. Said themes have risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:

GRUPO CASA SABA                                      IR Communications:
Jorge Sanchez, IRO                                          Luisa Salgado
+52 (55) 5284-6672                                         +52 (55) 5644-1247
jsanchez@casasaba.com                                luisa.salgado@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com